SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 032359309	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,293,435
	8	SHARED VOTING POWER 15,504,562
	9	SOLE DISPOSITIVE POWER 29,293,435
	10	SHARED DISPOSITIVE POWER 15,504,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,797,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,438,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,438,408
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,438,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,747,536
	8	SHARED VOTING POWER 15,504,562
	9	SOLE DISPOSITIVE POWER 6,747,536
	10	SHARED DISPOSITIVE POWER 15,504,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,252,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 8 Pages

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 43rd Floor, New York, New York 10038.

This Schedule 13D/A is being filed to update beneficial ownership information of members of the Group (as defined in Item 2 hereof) as a result of a gift of shares of Common Stock by Barry Zyskind, a transfer of shares of Common Stock from entities owned by the Michael Karfunkel Family 2005 Trust (the “MK Family Trust”) to the MK Family Trust itself, a transfer of shares by Leah Karfunkel to a grantor retained annuity trust, and a decrease in the Issuer’s number of shares of Common Stock outstanding as a result of the Issuer’s board-approved share repurchase program.

Item 2. Identity and Background

(a)	This statement is filed by Barry D. Zyskind, George Karfunkel and Leah Karfunkel (collectively, the “Group”).

(b)	The business address for each member of the Group is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, New York 10038.

(c)	Mr. Zyskind is the Chairman of the Board, President and CEO of the Issuer; George Karfunkel and Leah Karfunkel are Directors of the Issuer. Leah Karfunkel and Mr. Zyskind are the co-trustees of the MK Family Trust.

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The funds used to make previous acquisitions of Common Stock reported in prior amendments to the Group’s Schedule 13D were solely those of each member of the Group. The source of these funds was the private funds of each member of the Group. Certain shares beneficially owned by Mr. Zyskind are the result of equity grants made to him under the Issuer’s 2010 Omnibus Incentive Plan, as amended. The transfer of shares of Common Stock from entities owned by the MK Family Trust to the MK Family Trust itself involved payment of consideration in the form of publicly traded shares of stock with an equivalent value. The transfer of shares by Leah Karfunkel to a grantor retained annuity trust did not involve payment of any form of consideration. See Item 5(c) for information regarding transactions since the Group’s last Schedule 13D/A filing on June 30, 2016.

Item 4. Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of the Group as a result of a gift of shares of Common Stock by Barry Zyskind, a transfer of shares of Common Stock from entities owned by the

CUSIP No. 032359309	13D	Page 6 of 8 Pages

MK Family Trust to the MK Family Trust itself, a transfer of shares by Leah Karfunkel to a grantor retained annuity trust and a decrease in the Issuer’s number of shares of Common Stock outstanding as a result of the Issuer’s board-approved share repurchase program. As of the date of this filing, the Group beneficially holds 83,983,941 shares of Common Stock, or 49.3% of the shares of Common Stock outstanding as of October 7, 2016, representing an increase in the percentage of ownership of the Issuer of 1.5% from the Group’s last amendment to its Schedule 13D/A filed with the Securities and Exchange Commission on June 30, 2016. For information regarding individual holdings of each member of the Group, please refer to the cover pages of this filing.

The Group acquired the Common Stock for investment purposes. As noted above, Mr. Zyskind is the Chairman of the Board, President and CEO of the Issuer and George Karfunkel and Leah Karfunkel are Directors of the Issuer. As such, they participate in the planning and decisions of the Board of Directors and management of the Issuer. Any or all of them may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the members of the Group deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire. Except as described above, the members of the Group do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The members of the Group reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Group beneficially owns 83,983,941 shares of Common Stock, which represents 49.3% of the Issuer’s 170,436,763 outstanding shares of Common Stock as of October 7, 2016. The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 44,797,997* shares of Common Stock, which represents 26.3% of the Issuer’s outstanding shares of Common Stock; (ii) George Karfunkel beneficially owns 32,438,408** shares of Common Stock, which represents 19.0% of the Issuer’s outstanding shares of Common Stock; and (iii) Leah Karfunkel beneficially owns 22,252,098*** shares of Common Stock, which represents 13.1% of the Issuer’s outstanding shares of Common Stock.

*Barry Zyskind, individually, owns 13,817,379 shares of Common Stock. The Teferes Foundation, a charitable foundation controlled by Mr. Zyskind, owns 2,413,546 shares of Common Stock. Gevurah, a charitable organization for which Mr. Zyskind is a trustee and officer and over which he has voting power and investment authority, holds 12,020,000 shares of Common Stock. The Barry D. Zyskind GST Trust, a trust for which Mr. Zyskind has sole investment and voting control, owns 783,234 shares of Common Stock. Mr. Zyskind holds 259,276 shares of Common Stock as a custodian for his children under the Uniform Transfers to Minors Act. Mr. Zyskind is a co-trustee with shared voting and dispositive power of 15,504,562 shares of Common Stock held by the MK Family Trust.

**George Karfunkel, individually, owns 19,342,572 shares of Common Stock. The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 12,215,836 shares of Common Stock. The 2012 Karfunkel Family Trust, a trust for which George Karfunkel has sole investment and voting control, owns 880,000 shares of Common Stock.

CUSIP No. 032359309	13D	Page 7 of 8 Pages

***Leah Karfunkel beneficially owns 19,729,562 shares of Common Stock in the MK Family Trust. She is the co-trustee of the MK Family Trust and holds shared voting and dispositive power with Mr. Zyskind of 15,504,562 of the MK Family Trust’s shares of Common Stock. ACP Re Holdings, a Delaware LLC owned 99.9% by the MK Family Trust, holds the remaining 4,225,000 of the MK Family Trust’s shares of Common Stock and Mrs. Karfunkel has sole voting and investment power over the shares held by ACP Re Holdings, LLC. The Leah Karfunkel 2016 – AMT GRAT holds 2,522,536 shares of Common Stock. Mrs. Karfunkel is the sole trustee of this grantor retained annuity trust, and has sole voting and investment power of the shares of the Common Stock held by the Leah Karfunkel 2016 – AMT GRAT.

(b)	Each member of the Group has sole power to vote and dispose of the shares of Common Stock beneficially owned by each member, with the exception of the 15,504,562 shares of Common Stock owned by the MK Family Trust over which Mr. Zyskind and Leah Karfunkel have shared voting and dispositive power.

(c)	On September 13, 2016, Mr. Zyskind made a gift of 30,000 shares of Common Stock to an unrelated third party. On September 20, 2016, ACP Re, Ltd., an entity owned by the MK Family Trust, transferred 12,100,000 of its shares of Common Stock to ACP Re Holdings, LLC, another entity owned by the MK Family Trust. On October 7, 2016, ACP Re Holdings, LLC transferred 7,875,000 shares of Common Stock to the MK Family Trust, at which time, Mr. Zyskind, as co-trustee, became a beneficial owner of these shares. On October 14, 2016, Leah Karfunkel transferred 2,522,536 shares of Common Stock previously held directly by her in her individual capacity to the Leah Karfunkel 2016 – AMT GRAT, for which she is trustee and under which she retains voting and dispositive power of the shares. During the past 60 days, the number of shares of Common Stock outstanding decreased as a result of the Issuer’s board-approved share repurchase program.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Zyskind executed a Limited Power of Attorney as authorized by the MK Family Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over the shares of Common Stock held by ACP Re Holdings, LLC.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement, dated July 30, 2012, by and among Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A, dated July 28, 2012, of Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel).

Exhibit 99.2 – Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A, filed July 30, 2015).

CUSIP No. 032359309	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2016

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel